Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the six-month periods ended June 30, 2017 and 2018. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2017 (the “ 2017 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 22, 2018. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2017 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel. On July 11, 2014, we concluded the Merger with Oceanbulk, the Heron Transaction and the Pappas Transaction, which together resulted in the acquisition of 15 dry bulk carrier vessels and contracts for the construction of 26 newbuilding fuel-efficient Eco-type dry bulk vessels at shipyards in Japan and China.

On June 28, 2018, we closed the previously announced acquisition of three newbuilding Newcastlemax dry bulk vessels (“OCC Vessel Purchase Transaction”), from Oceanbulk Container Carriers LLC (“OCC”), an entity affiliated with Oaktree Capital Management, L.P. (“Oaktree”) and with family members of our CEO, Mr. Petros Pappas, for an aggregate of 3,304,735 of our common shares. The three vessels are being constructed at Shanghai Waigaoqiao Shipbuilding Co. (“SWS”), with expected delivery dates in the first half of 2019. CSSC (Hong Kong) Shipping Company Limited has agreed to provide $104.4 million to finance the remaining $103.8 million of capital expenditures for the three vessels via a ten-year capital lease.

On July 6, 2018 we closed the previously announced acquisition of 15 operating dry bulk vessels (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) for an aggregate of 13,725,000 of our common shares (the “Songa Consideration Shares”) and $145.0 million in cash (the “Songa Vessel Purchase Transaction”). The cash portion of the consideration was financed through proceeds of a new five-year capital lease of $180.0 million with China Merchants Bank Leasing providing us with approximately $35.0 million of additional liquidity. Following the closing of the Songa Vessel Purchase Transaction, Mr. Arne Blystad was appointed to our Board of Directors as Class C Director, and Mr. Herman Billung joined our management team as Senior Vice President. As part of this transaction, our common shares commenced trading on the Oslo Stock Exchange under the ticker “SBLK R” on July 16, 2018. The Songa Consideration Shares will be restricted from trading in the U.S. for a period of six months following the distribution of the Songa Consideration Shares to the shareholders of Songa, unless they are sold pursuant to a transaction exempt from, or not subject to, registration under the Securities Act of 1933, as amended (the “Act”). The offer and sale of the Songa Consideration Shares will not be registered under the Act, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act.

On August 3, 2018, we closed the previously announced acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction (the “Augustea Vessel Purchase Transaction”). An entity affiliated with family members of our CEO, Mr. Petros Pappas, is a passive minority investor in three of the Augustea Vessels. Following the completion of this transaction, Mr. Raffaele Zagari was appointed to our Board of Directors. The final consideration for the Augustea Vessel Purchase Transaction was 10,277,335 common shares of the Company. As part of this transaction, we assumed debt of approximately $309 million.

On August 27, 2018, we entered into definitive purchase agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG (“E.R.”  or “Sellers” ), pursuant to which we will acquire three  operating dry bulk vessels (the “Step 1 Vessels”) within 2018 ( the “Step 1 Acquisition”) and the option to acquire an additional four operating dry bulk vessels (the “Step 2 Vessels”) and, together with the Step 1 Vessels, the “E.R. Vessels” in 2019 (the “Step 2 Acquisition”). Subject to agreeing to a three party novation agreement with charterers and E.R., any charterparties existing at the time of the deliveries of each of the E.R. Vessels is expected to be novated to us.

The Step 1 Vessels will be acquired for an aggregate of approximately 1.34 million common shares of the Company (the “Step 1 Consideration Shares”) and $41.70 million in cash. The Step 1 Consideration Shares to be issued is subject to adjustments for our cash, debt and remaining capital expenditures as of one business day prior to the delivery date of each of the Step 1 Vessels. The cash portion of the consideration for Step 1 Vessels will be financed through proceeds of a new five-year term loan of $41.0 million from a major European commercial bank.

In relation to the  Step 2 Vessels, the Sellers have granted us a separate call option to acquire each of the four Step 2 Vessels for an aggregate exercise price of $115.39 million or $28.85 million per Step 2 Vessel (the “Call Options”),  exercisable on April 1, 2019. Concurrently, we have granted E.R. a separate put option to acquire each of the four Step 2 Vessels with an aggregate exercise price of $105.39 million or $26.35 million per Step 2 Vessel (the “Put Options”) exercisable by E.R. from April 2, 2019 to April 4, 2019 (inclusive), if we do not exercise the Call Options. The aggregate exercise price of the Call and Put Options is payable at our option in either, 2/3 cash and 1/3 common shares of the Company (the “Step 2 Consideration Shares”) or 100% cash. The number of Step 2 Consideration Shares to be issued to E.R. (if any) will be determined on the basis of our net asset value, which will be based on the average vessel valuations by independent vessel appraisers as of March 31, 2019 and will be subject to adjustments for our cash, debt and remaining capital expenditures as of one business day prior to the delivery date of each of the Step 2 Vessels.

This transaction is collectively referred to as “E.R. Vessel Purchase Transaction”.

Below are the details of the E.R. Vessels to be acquired from E.R and charter contracts expected to be novated at the time of each delivery:

Vessel	YoB	Yard	DWT	Charterer	Charter Rate ($/day)	Earliest Redelivery Date	Latest Redelivery Date
Step 1 Vessels
ER Bourgogne	2010	Hyundai Samho	180,000	Major Shipping Company	$12,000	30-Jan-20	30-Mar-20
ER Brandenburg	2010	HHI	180,000	Major Shipping Company	$20,000	30-Oct-19	30-Apr-20
ER Brighton	2010	Hyundai Vinashin	55,600	-	-	-	-
Total Step 1 Vessels			415,600

Step 2 Vessels
ER America	2010	Daewoo-Mangalia	180,000	-	-	-	-
ER Bayonne	2010	HHI	180,000	-	-	-	-
ER Borneo	2010	HHI	180,000	-	-	-	-
ER Buenos Aires	2010	HHI	180,000	-	-	-	-
Total Step 2 Vessels			720,000

Grand Total			1,135,600

The deliveries of Step 1 Vessels and Step 2 Vessels (subject to the exercise of the Call or Put Option) remain also subject to customary closing conditions, including the novation of any existing charter parties of the E.R. Vessels. We expect to take delivery of Step 1 Vessels in the fourth quarter of 2018, while Step 2 Vessels deliveries, subject to the exercise of the Call or Put Option, are expected to take place between early April and mid July 2019.

The OCC Vessel Purchase Transaction, Songa Vessel Purchase Transaction, Augustea Vessel Purchase Transaction and E.R. Vessel Purchase Transaction are collectively herein defined as “the 2018 Vessel Purchase Transactions.”

Our Fleet

As of August 7, 2018, our owned fleet consisted of 105 vessels on the water and another three newbuilding vessels with an aggregate carrying capacity of approximately 12.3 million dwt, consisting of Newcastlemax, Capesize, Mini-Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels, and an average age of 7.5 years. Additionally, through our newly established subsidiary, Star Logistics, as further described in the 2017 Annual Report, we charter-in a number of third-party vessels on a short- to medium- term basis (usually not exceeding one year) to increase our operating capacity in order to satisfy our clients’ needs. We believe our Company is the largest US listed dry bulk operator in terms of number of vessels and deadweight tonnage.

The following tables present summary information relating to our fleet as of August 7, 2018:

Existing On the Water Fleet (As of August 7, 2018)

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2015	July-15
5	ABOY Sienna (1)	Newcastlemax	208,000	2017	August-18
6	ABOY Laetitia (1)	Newcastlemax	208,000	2017	August-18
7	ABOY Karlie (1)	Newcastlemax	208,000	2016	August-18
8	Star Leo (1)	Newcastlemax	207,939	2018	May-18
9	Star Ariadne (1)	Newcastlemax	207,812	2017	March-17
10	Star Virgo (1)	Newcastlemax	207,810	2017	March-17
11	Star Libra (1)	Newcastlemax	207,765	2016	June-16
12	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
13	Star Eleni (1)	Newcastlemax	207,555	2018	January-18
14	Star Magnanimus (1)	Newcastlemax	207,490	2018	March-18
15	Leviathan	Capesize	182,511	2014	September-14
16	Peloreus	Capesize	182,496	2014	July-14
17	Songa Claudine (1)	Capesize	181,258	2011	July-18
18	Songa Opus (1)	Capesize	180,706	2010	July-18
19	Star Martha	Capesize	180,274	2010	October-14
20	Star Pauline	Capesize	180,274	2008	December-14
21	Pantagruel	Capesize	180,181	2004	July-14
22	Star Borealis	Capesize	179,678	2011	September-11
23	Star Polaris	Capesize	179,600	2011	November-11
24	Songa Mountain (1)	Capesize	179,150	2009	July-18
25	ABY Scarlett	Capesize	178,000	2014	August-18
26	Star Angie	Capesize	177,931	2007	October-14
27	Big Fish	Capesize	177,662	2004	July-14
28	Kymopolia	Capesize	176,990	2006	July-14
29	Star Triumph	Capesize	176,343	2004	December-17
30	ABYO Audrey	Capesize	175,125	2011	August-18
31	Big Bang	Capesize	174,109	2007	July-14
32	Star Aurora	Capesize	171,199	2000	September-10
33	Paola	Mini-Capesize	115,259	2011	August-18
34	ABML Eva	Mini-Capesize	106,659	2011	August-18
35	Amami	Post Panamax	98,681	2011	July-14
36	Madredeus	Post Panamax	98,681	2011	July-14
37	Star Sirius	Post Panamax	98,681	2011	March-14
38	Star Vega	Post Panamax	98,681	2011	February-14
39	Piera	Post-Panamax	91,951	2010	August-18
40	Maria Laura Prima	Post Panamax	91,945	2010	August-18

Existing On the Water Fleet (As of August 7, 2018) - continued

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
41	Aphrodite	Post Panamax	91,827	2011	August-18
42	Songa Hirose (1)	Kamsarmax	83,494	2011	July-18
43	ABY Jeannette	Kamsarmax	83,000	2014	August-18
44	Star Angelina	Kamsarmax	82,981	2006	December-14
45	Star Gwyneth	Kamsarmax	82,790	2006	December-14
46	Star Kamila	Kamsarmax	82,769	2005	September-14
47	Songa Genesis (1)	Kamsarmax	82,705	2010	July-18
48	Songa Maru (1)	Kamsarmax	82,687	2008	July-18
49	Songa Grain (1)	Kamsarmax	82,672	2008	July-18
50	Pendulum	Kamsarmax	82,619	2006	July-14
51	Star Maria	Kamsarmax	82,598	2007	November-14
52	Star Markella	Kamsarmax	82,594	2007	September-14
53	Star Danai	Kamsarmax	82,574	2006	October-14
54	Star Georgia	Kamsarmax	82,298	2006	October-14
55	Star Sophia	Kamsarmax	82,269	2007	October-14
56	Star Mariella	Kamsarmax	82,266	2006	September-14
57	Star Moira	Kamsarmax	82,257	2006	November-14
58	Star Nina	Kamsarmax	82,224	2006	January-15
59	Star Renee	Kamsarmax	82,221	2006	December-14
60	Star Nasia	Kamsarmax	82,220	2006	August-14
61	Star Laura	Kamsarmax	82,209	2006	December-14
62	Star Jennifer	Kamsarmax	82,209	2006	April-15
63	Star Helena	Kamsarmax	82,187	2006	December-14
64	Songa Moon (1)	Kamsarmax	82,158	2012	July-18
65	Songa Hadong (1)	Kamsarmax	82,158	2012	July-18
66	ABY Asia (1)	Kamsarmax	82,000	2017	August-18
67	Songa Devi (1)	Kamsarmax	81,918	2014	July-18
68	Star Charis	Kamsarmax	81,711	2013	March-17
69	Star Suzanna	Kamsarmax	81,711	2013	May-17
70	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
71	Songa Delmar (1)	Kamsarmax	81,501	2011	July-18
72	Songa Sky (1)	Kamsarmax	81,466	2010	July-18
73	Lydia Cafiero	Kamsarmax	81,187	2013	August-18
74	Nicole	Kamsarmax	81,120	2013	August-18
75	ABY Virginia	Kamsarmax	81,000	2015	August-18
76	Songa Flama (1)	Kamsarmax	80,448	2011	July-18
77	Star Iris	Panamax	76,466	2004	September-14
78	Star Emily	Panamax	76,417	2004	September-14
79	Idee Fixe (1)	Ultramax	63,458	2015	March-15
80	Roberta (1)	Ultramax	63,426	2015	March-15

Existing On the Water Fleet (As of August 7, 2018) - continued

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
81	Laura (1)	Ultramax	63,399	2015	April-15
82	Kaley (1)	Ultramax	63,283	2015	June-15
83	Kennadi	Ultramax	63,262	2016	January-16
84	Mackenzie	Ultramax	63,226	2016	March-16
85	Songa Wave (1)	Ultramax	61,491	2017	July-18
86	Star Challenger	Ultramax	61,462	2012	December-13
87	Star Fighter	Ultramax	61,455	2013	December-13
88	Star Lutas	Ultramax	61,347	2016	January-16
89	Honey Badger	Ultramax	61,320	2015	February-15
90	Wolverine	Ultramax	61,292	2015	February-15
91	Star Antares	Ultramax	61,258	2015	October-15
92	Star Acquarius	Ultramax	60,916	2015	July-15
93	Star Pisces	Ultramax	60,916	2015	August-15
94	ABY Monica	Ultramax	60,000	2015	August-18
95	Songa Glory (1)	Supramax	58,680	2012	July-18
96	Diva	Supramax	56,582	2011	July-17
97	Strange Attractor	Supramax	55,742	2006	July-14
98	Star Omicron	Supramax	53,489	2005	April-08
99	Star Gamma	Supramax	53,098	2002	January-08
100	Star Zeta	Supramax	52,994	2003	January-08
101	Star Delta	Supramax	52,434	2000	January-08
102	Star Theta	Supramax	52,425	2003	December-07
103	Star Epsilon	Supramax	52,402	2001	December-07
104	Star Cosmo	Supramax	52,247	2005	July-08
105	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	11,634,253

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat term. See Note 5 to our consolidated financial statements included elsewhere herein.

Newbuilding Vessels (As of August 7, 2018)

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected delivery date
1	HN 1388 (1)	Newcastlemax	208,000	SWS	Jan-19
2	HN 1389 (1)	Newcastlemax	208,000	SWS	Feb-19
3	HN 1390 (1)	Newcastlemax	208,000	SWS	Apr-19
			624,000

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat term. See Note 6 to our consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds have been equity provided by our shareholders through equity offerings, additional debt under secured credit facilities, debt securities or capital lease financings, cash flows from operations and vessel sales. Our principal uses of funds have been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, to fund working capital requirements, interest and principal payments on outstanding indebtedness and to make dividend payments to the extent permitted by our loan agreements.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and short-term equity portion of vessel acquisitions and newbuilding installments, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of newbuilding vessel installments and second hand vessel acquisitions, funding required payments under our vessel financings and other financing agreements and paying cash dividends when we are able to do so. Sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new debt or capital lease financing, equity issuances and vessel sales.

As of June 30, 2018, we had $1,049.3 million of outstanding indebtedness under our outstanding credit facilities and debt securities, including our capital lease obligations and the 2022 Senior Notes, net of unamortized debt issuance costs, of which $142.9 million is scheduled to be repaid in the next twelve months. As of June 30, 2018, cash and cash equivalents were $218.7 million compared to $257.9 million as of December 31, 2017. Legally restricted cash, due to cash collateral requirements contained in our loan agreements, has increased to $21.8 million as of June 30, 2018 compared to $15.6 million as of December 31, 2017.

For further information relating to our loan agreements, 2022 Senior Notes and lease obligations, please see Notes 5, 6, 8 and 16 to our audited consolidated financial statements for the year ended December 31, 2017 included in our 2017 Annual Report, and Notes 5, 6, 7, 12 and 14 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2018, included elsewhere herein.

Our credit facilities contain financial covenants and undertakings requiring us (or the borrowing entity) to maintain various ratios, including:

·    a minimum percentage of aggregate vessel value to secured loans (the security cover ratio or “SCR”);

·    a maximum ratio of total liabilities to market value adjusted total assets;

·    a minimum EBITDA to interest coverage ratio;

·    a minimum liquidity; and

·    a minimum market value adjusted net worth.

In July 2017, we finalized the Restructuring through the execution of all Supplemental Agreements.

The  Supplemental  Agreements  impose  certain  restrictions  on  us.  For  a  description  of  the  Restructuring,  including  the covenants and limitations placed upon us under the Supplemental Agreements, see “Item 5.   Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – The Restructuring Transactions” in our 2017 Annual Report.

We intend to equip our entire fleet with Exhaust Gas Cleaning Systems (“scrubbers”) before the January 1, 2020 implementation date of the new IMO sulfur emission cap regulation. We have secured debt financing with an average margin of below 3.0% to cover up to approximately 70% of such cost and expect the remaining amount to be covered from operating cash flow and cash on hand, without raising equity for this purpose. We have also secured contracts with leading shipyards for the installation of such systems, while in approximately 35% of the installations, riding teams are being deployed to carry out the retrofitting works onboard the vessels while at sea, reducing off hire time, as a result of those installations, by 50% to 60%. As of August 2018, we have successfully completed the first scrubber installation at sea.

We may fund possible growth, to the extent permitted under our existing loan agreements, through our cash balances, cash flows from operations, additional debt or capital lease financings, equity issuances, or vessel sales. Our practice has been to acquire dry bulk carriers using a combination of funds received from our equity investors and financings secured by mortgages on our dry bulk carriers.   In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if conditions in dry bulk market deteriorate, we may not be able to obtain new borrowing capacity on favorable terms or at all. Furthermore, our stock price and the stock prices of shipping companies in general have been volatile, and if adverse market conditions prevail, we may not be able to raise additional equity financing. Our business is capital intensive, and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

Other Recent Developments

Please refer to Note 14 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2018.

Operating Results

Factors Affecting Our Results of Operations

As of August 7, 2018, we had 45 of our vessels employed in the spot market, under time charter agreements of short duration or voyage agreements, and 29 vessels on medium- to long-term time charters, scheduled to expire from August 2018 to June 2019. As of June 30, 2018, Star Logistics has chartered-in 12 third party vessels scheduled to expire from July 2018 to March 2019, all of which are employed in the spot market, under time charter agreements of short duration or voyage agreements. Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under voyage charters, we pay voyage expenses. Under all charters, we pay for the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and commissions to affiliated and third-party ship brokers associated with the charterer for the arrangement of the relevant charter.  In addition, we also pay the dry docking costs related to our vessels.

The following table reflects certain operating data of our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

(TCE rates expressed in U.S. dollars)

	Six months ended June 30, 2018	Six months ended June 30, 2017
Average number of vessels (1)	72.8	68.4
Number of vessels (2)	74	70
Average age of operational fleet (in years) (3)	8.3	7.8
Ownership days (4)	13,174	12,384
Available days (5)	13,116	12,275
Charter-in days (6)	2,085	181
Fleet utilization (7)	99.6%	99.1%
Daily Time Charter Equivalent Rate (8)	$13,082	$8,968

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.

(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(5)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.
(6)	Charter-in days are the total days that we charter-in third-party vessels.
(7)	Fleet utilization is calculated by dividing (x) Available days plus Charter-in days by (y) Ownership days plus Charter-in days for the relevant period.
(8)
Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expense and amortization of fair value of above/below market acquired time charter agreements, if any) by Available days for the relevant time period.   Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. We include TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance. The above reported TCE rates for the six months ended June 30, 2018, were calculated excluding Star Logistics. We are excluding the revenues and expenses of Star Logistics because it was formed recently, in October 2017, and its revenues and expenses have not yet normalized and could have an effect on our TCE rates that could obscure material trends. As a result, we believe it is more informative to our investors to present the TCE rates excluding the revenues and expenses of Star Logistics until its revenues and expenses have normalized. For the detail calculation please see the table below with the reconciliation of Voyage Revenues to TCE. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates as discussed in footnote (8) above. The table presents reconciliation of TCE revenue to voyage revenue as reflected in the unaudited interim condensed consolidated statement of operations, excluding voyage revenue earned from Star Logistics, as further described in footnote (8) above.

(In thousands of U.S Dollars, except for daily figures and as otherwise stated)	Six months ended June 30, 2018		Six months ended June 30, 2017
Voyage revenues	$201,620	(a)	$143,471
Less:
Voyage expenses	(30,032)	(b)	(31,649)
Charter-in hire expenses	-	(c)	(1,736)
Time Charter equivalent revenues	$171,588		$110,086
Available days for fleet	13,116		12,275
Daily Time Charter Equivalent Rate ("TCE")	$13,082		$8,968

a)
Voyage revenues used to calculate TCE rate for the six months ended June 30, 2018 consist of (1) reported voyage revenues of $253.7 million minus (2) voyage revenues of $52.0 million attributable to Star Logistics.

b)
Voyage expenses used to calculate TCE rate for the six months ended June 30, 2018 consist of (1) reported voyage expenses of $42.6 million minus (2) voyage expenses of $12.6 million attributable to Star Logistics.

c)
Charter-in hire expenses used to calculate TCE rate for the six months ended June 30, 2018 consist of (1) reported charter-in hire expenses of $40.8 million minus (2) charter-in hire expenses of $40.8 million attributable to Star Logistics.

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the amount of daily charter hire and the level of freight rates that our vessels earn under time or voyage charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals and the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.

Vessel Voyage Expenses

Voyage expenses include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties incurred on voyage charters, ballast voyages or when the vessel is offhire for both our owned and chartered-in vessels.

Charter-in Hire Expenses

Hire expense for chartering-in of a vessel, is included within “Charter-in hire expense” in the unaudited interim condensed consolidated statement of operations.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry-dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard.  Depreciation is calculated based on a vessel’s cost less the estimated residual value.

Management Fees

Management fees include fees paid to a third party providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal, consulting, audit and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with debt incurred in connection with the acquisition of our vessels (including capital leases) and the 2022 Notes. We present financing fees and expenses incurred in connection with our debt instruments as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain / (Loss) on Derivative Financial Instruments

We may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities.   Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under (gain)/loss on derivative financial instruments, unless specific hedge accounting criteria are met.

Gain / (Loss) on Forward Freight Agreements and Bunker Swaps

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX). Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Freight options are treated as assets/liabilities until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under (Gain)/Loss on forward freight agreements and bunker swaps.

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance.   Our bunker swaps are settled through reputable clearing houses, including the London Clearing House. The fair value of bunker swaps is the estimated amount that we would receive or pay to terminate the swaps at the reporting date (Level 2). Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

The six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017

Voyage revenues net of Voyage expenses: For the six months ended June 30, 2018, total revenues for the six months ended June 30, 2018 increased to $253.7 million from $143.5 million in the corresponding period in 2017. Time charter equivalent revenues (“TCE Revenues”) (total voyage revenues net of voyage expenses and charter-in hire expense) excluding Star Logistics (as discussed in footnote 8 above) were $171.6 million, compared to $110.1 million for the corresponding period in 2017. This increase was primarily attributable to the significant rise in charter hire rates, which led to a TCE rate of $13,082 for the six months ended June 30, 2018 compared to a TCE rate of $8,968 for the corresponding period in 2017, representing a 46% increase. TCE Revenues also increased as a result of an increase in the average number of vessels in our fleet to 72.8 in the six months ended June 30, 2018, up from 68.4 in the corresponding period in 2017, which caused an increase in Available days for our fleet.

Absent the adoption of the new revenue recognition standard (ASC 606) in January 2018, as further disclosed in Note 2 “Significant accounting policies and recent accounting pronouncements” to the unaudited interim condensed consolidated financial statements included elsewhere herein, our TCE rate for the six months ended June 30, 2018 would have been $13,022.

Vessel operating expenses: For the six months ended June 30, 2018 and 2017, vessel operating expenses were $53.7 million and $49.6 million, respectively. This increase was primarily due to the increase in the average number of vessels from 68.4 to 72.8. Vessel operating expenses for the six months ended June 30, 2018 and 2017 include pre-delivery and pre-joining expenses of $1.1 million in both periods incurred mainly in connection with the delivery of the new vessels in our fleet during each period.

Dry docking expenses: Dry docking expenses for the six months ended June 30, 2018 and 2017 were $3.3 million and $3.2 million, respectively. During the six months ended June 30, 2018, two of our vessels underwent their periodic dry docking surveys, while during the six months ended June 30, 2017, four of our vessels underwent their periodic dry docking surveys, three of which were completed during this period. However, additional dry docking expenses were incurred during the six months ended June 30, 2018, due to upcoming dry docking surveys scheduled to be performed in the second half of 2018.

Depreciation:  Depreciation expense increased to $43.2 million for the six-month period ended June 30, 2018, compared to $40.4 million for the corresponding period in 2017.  The increase was mainly driven by the higher average number of vessels in 2018 compared to 2017.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2018 and 2017 were $17.7 million and $17.3 million, respectively. These expenses for the six months ended June 30, 2018 include stock-based compensation expense of $5.0 million. During the same period in 2017, general and administrative expenses included stock-based compensation expense of $6.4 million and legal fees of $0.7 million in connection with the restructuring of our indebtedness. On the other hand, the formation of our new subsidiary, Star Logistics, and a higher EUR/USD exchange rate during the six months ended June 30, 2018 compared to the corresponding period in 2017 resulted in higher wage expenses, and thus had a negative effect on our general and administrative expenses. .

Other operational gain: During the six months ended June 30, 2017, we recognized other operational gain of $2.5 million, mainly consisting of $2.1 million resulting from the settlement proceeds of a commercial dispute.

(Gain)/Loss on forward freight agreements and bunker swaps: (Gain)/Loss on forward freight agreements and bunker swaps amounted to a $2.0 million gain for the six-month period ended June 30, 2018, compared to $0.5 million loss for the corresponding period in 2017.  The increase was mainly driven by higher realized gains on bunker swaps of $2.1 million and higher unrealized gains on bunker swaps of $1.4 million, partially offset by higher unrealized losses on forward freight agreements of $1.1 million for the six-month period ended June 30, 2018 compared to the corresponding period in 2017.

Loss on sale of vessels: During the six months ended June 30, 2017, we recognized a net loss of $0.4 million, in connection with the sale of Star Eleonora.

Charter-in hire expenses: Charter-in hire expense for the six months ended June 30, 2018 and 2017 was $40.8 million and $1.7 million, respectively. The increase in charter-in hire expense was due to an increase in charter-in days from 181 in the six months ended June 30, 2017, attributable to charter-in of the vessel Astakos, to 2,085 in the corresponding period in 2018, attributable to the activities of our new subsidiary Star Logistics, which was created in the fourth quarter of 2017.

Interest and finance costs net of interest and other income/ (loss): Interest and finance costs net of interest and other income/ (loss) for the six months ended June 30, 2018 and 2017 were $29.9 million and $22.5 million, respectively. The increase is attributable to the increase in (i) LIBOR between the corresponding periods, (ii) the weighted average balance of our outstanding indebtedness of $1,054.3  million during the six months ended June 30, 2018 compared to $1,007.5 million for the same period in 2017 and (iii) the negative effect of exchange rates on our time deposits held in Euros (partially designated as fair value hedge) due to unfavorable movement in EUR/USD exchange rates during the second quarter of 2018 compared to the corresponding period in 2017, partially offset by higher interest income earned due to higher outstanding cash balances held in time deposits during the respective periods.

Loss on debt extinguishment: During the six months ended June 30, 2017, we recorded a $0.4 million loss on debt extinguishment representing the non-cash write-off of unamortized deferred finance charges in connection with the cancellation of a previous loan commitment.

Cash Flows

Net cash provided by operating activities

Net cash provided by operating activities for the six months ended June 30, 2018 was $61.1 million, whereas net cash provided by operating activities for the six months ended June 30, 2017 was $20.1 million.

The positive change was due to: (i) the significant recovery of the dry bulk market during the six months ended June 30, 2018, which resulted in a significantly higher TCE rate of $13,082 compared to $8,968 for the six months ended June 30, 2017 and is also reflected in the increase of our operating income (excluding non-cash items) to $98.5 million for the six months ended June 30, 2018 from $43.8 million for the corresponding period in 2017. This positive effect was partially offset by (i) a net working capital outflow of $6.9 million during the six months ended June 30, 2018 compared to a net working capital outflow of $1.7 million for the six months ended June 30, 2017 and (ii) by higher net interest expense for the six months ended June 30, 2018 compared to the corresponding period in 2017.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2018 and 2017 was $115.6 million and $109.0 million, respectively.

For the six months ended June 30, 2018, net cash used in investing activities mainly consisted of $115.9 million paid for advances and other capitalized expenses for our newbuildings and for vessels delivered during the period.

For the six months ended June 30, 2017, net cash used in investing activities consisted of (a) $116.7 million paid for advances and other capitalized expenses for our newbuildings and newly delivered vessels, offset partially by (b) $7.7 million of proceeds from the sale of vessels.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2018 and 2017 was $21.5 million and $140.6 million, respectively.

For the six months ended June 30, 2018, net cash provided by financing activities consisted of:

a)         $100.0 million increase in lease obligations, relating to three delivered newbuilding vessels, under bareboat charters; and

b)         $30.0 million of proceeds drawn under the newly entered loan facility with the National Bank of Greece to refinance an existing facility with Commerzbank;

offset partially by:

c)         $108.7 million paid in aggregate in connection with: (i) the regular amortization of outstanding vessel financings and capital lease installments of $43.1 million and (iii) $65.6 million of excess cash for the quarters ended December 31, 2017 and March 31, 2018, paid pursuant to the cash sweep mechanism in our Supplemental Agreements, during the first half of 2018.

For the six months ended June 30, 2017, net cash provided by financing activities consisted of:

a)         $79.9 million increase in capital lease obligations, relating to two delivered newbuilding vessels under bareboat charters;

b)        $16.0 million of proceeds drawn under a loan facility for the financing of Star Charis and Star Suzanna, which were delivered to us during the period; and

c)         $50.6 million of proceeds from a private placement of our common shares, which was completed in February 2017, which is net of aggregate private placement agent’s fees and expenses of $0.9 million;

offset partially by:

d)        $5.2 million paid in aggregate in connection with the capital lease installments and the partial prepayment of a loan facility due to the sale of Star Eleonora; and

e)        $0.7 million of financing fees, paid in connection with the restructuring of our indebtedness

Significant Accounting Policies and Critical Accounting Policies

For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Prospects,” included in our 2017 Annual Report. There have been no material changes from the “Critical Accounting Policies” previously disclosed in our 2017 Annual Report except for the new accounting pronouncements adopted as of January 1, 2018. Please refer to Note 2 “Significant accounting policies and recent accounting pronouncements” to the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2018, included elsewhere herein, for further discussion.

STAR BULK CARRIERS CORP.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2017 and June 30, 2018 (unaudited)	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2017 and 2018	F-3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six-month periods ended June 30, 2017 and 2018	F-4

Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity for the six-month periods ended June 30, 2017 and 2018	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2017 and 2018	F-6

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2017  and June 30, 2018 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2017	June 30, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$257,911	$218,651
Restricted cash, current (Note 7)	7,169	10,425
Trade accounts receivable	18,521	24,708
Inventories (Note 4)	19,345	22,257
Due from related parties (Note 3)	231	80
Prepaid expenses and other receivables	4,215	4,890
Derivative asset, current (Note 13)	77	1,637
Other current assets (Notes 2 and 6)	5,157	5,638
Total Current Assets	312,626	288,286

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Notes 5 and 6)	48,574	46,480
Vessels and other fixed assets, net (Note 5)	1,775,081	1,896,020
Total Fixed Assets	1,823,655	1,942,500

OTHER NON-CURRENT ASSETS
Long term investment	1,063	1,112
Restricted cash, non-current (Note 7)	8,420	11,420
TOTAL ASSETS	$2,145,764	$2,243,318

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 7)	$173,958	$119,657
Lease commitments short term (Notes 5 and 7)	15,348	23,199
Accounts payable	9,944	15,157
Due to managers	1,420	4,404
Due to related parties (Note 3)	229	255
Accrued liabilities	10,521	11,475
Derivative liability, current (Note 13)	625	1,080
Deferred revenue	7,229	6,523
Total Current Liabilities	219,274	181,750

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized debt issuance costs of $2,000 and $1,797, as of December 31, 2017 and June 30, 2018 respectively (Note 7)	48,000	48,203
Long term debt, net of current portion and unamortized debt issuance costs of $7,119 and $6,438, as of December 31, 2017 and June 30, 2018 respectively (Note 7)	575,137	560,160
Lease commitments long term, net of unamortized debt issuance costs of $35 and $101, as of December 31, 2017 and June 30, 2018 respectively (Notes 5 and 7)	214,741	298,045
Other non-current liabilities	560	620
TOTAL LIABILITIES	1,057,712	1,088,778

COMMITMENTS & CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2017 and June 30, 2018 (Note 8)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 64,160,004 and 67,464,739 shares issued and outstanding at December 31, 2017 and June 30, 2018, respectively (Note 8)	642	675
Additional paid in capital	2,123,108	2,170,609
Accumulated other comprehensive income/(loss) (Note 13)	605	788
Accumulated deficit	(1,036,303)	(1,017,532)
Total Stockholders' Equity	1,088,052	1,154,540
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,145,764	$2,243,318

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data)

	Six months ended June 30,
	2017	2018

Revenues:
Voyage revenues	$143,471	$253,661
	143,471	253,661

Expenses
Voyage expenses	31,649	42,586
Charter-in hire expenses	1,736	40,763
Vessel operating expenses	49,560	53,681
Dry docking expenses	3,248	3,269
Depreciation	40,387	43,243
Management fees	3,689	3,913
General and administrative expenses	17,316	17,702
Other operational loss	751	-
Other operational gain (Note 9)	(2,461)	(41)
(Gain)/Loss on forward freight agreements and bunker swaps (Note 13)	541	(2,000)
(Gain)/Loss on sale of vessels ( Note 5)	370	-
	146,786	203,116
Operating income / (loss)	(3,315)	50,545

Other Income/ (Expenses):
Interest and finance costs (Note 7)	(23,766)	(30,338)
Interest and other income/(loss)	1,223	394
Gain / (Loss) on derivative financial instruments, net (Note 13)	100	(1)
Loss on debt extinguishment (Note 7)	(358)	(21)
Total other expenses, net	(22,801)	(29,966)

Income/(Loss) before equity in income of investee	(26,116)	20,579
Equity in income of investee	4	49
Income / (loss) before taxes	$(26,112)	$20,628
Income taxes	(117)	-
Net income/(loss)	(26,229)	20,628
Earnings / (Loss) per share, basic	$(0.42)	$0.32
Earnings / (Loss) per share, diluted	(0.42)	0.32
Weighted average number of shares outstanding, basic (Note 10)	62,188,645	64,170,654
Weighted average number of shares outstanding, diluted (Note 10)	62,188,645	64,468,860

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the six-month periods ended June 30, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data)

	Six months ended June 30,

	2017	2018
Net income / (loss)	$(26,229)	$20,628
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications (Note 13)	(38)	110
Less:
Reclassification adjustments of interest rate swap loss	473	73
Other comprehensive income / (loss)	435	183
Comprehensive income / (loss)	$(25,794)	$20,811

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid- in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2017	56,628,907	$566	$2,063,490	$(294)	$(1,026,532)	$1,037,230
Net income / (loss)	-	-	-	-	(26,229)	(26,229)
Other comprehensive income / (loss)	-	-	-	435	-	435
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 11)	476,300	5	6,355	-	-	6,360
Issuance of common stock, net of issuance costs (Note 8)	6,310,272	63	50,491	-	-	50,554
BALANCE, June 30, 2017	63,415,479	$634	$2,120,336	$141	$(1,052,761)	$1,068,350

BALANCE, January 1, 2018	64,160,004	$642	$2,123,108	$605	$(1,036,303)	$1,088,052
Cumulative effect of accounting change (Note 2)	-	-	-	-	(1,857)	(1,857)
Net income / (loss)	-	-	-	-	20,628	20,628
Other comprehensive income / (loss)	-	-	-	183	-	183
Amortization of stock-based compensation (Note 11)	-	-	5,011	-	-	5,011
Secondary offering expenses (Note 8)	-	-	(439)	-	-	(439)
Acquisition of OCC vessels (Note 6)	3,304,735	33	42,929	-	-	42,962
BALANCE, June 30, 2018	67,464,739	$675	$2,170,609	$788	$(1,017,532)	$1,154,540

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,

	2017	2018
Cash Flows from Operating Activities:
Net income / (loss)	$(26,229)	$20,628
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	40,387	43,243
Amortization of debt issuance costs (Note 7)	1,288	1,367
Loss on debt extinguishment (Note 7)	358	21
Loss / (gain) on sale of vessels (Note 5)	370	-
Stock-based compensation (Note 11)	6,360	5,011
Non-cash effects of derivative financial instruments (Note 13)	(706)	(573)
Fair value hedge adjustment	-	(1,405)
Change in fair value of forward freight derivatives (Note 13)	41	(349)
Other non-cash charges	29	60
Amortization of deferred gain (Note 5)	(37)	-
Equity in income of investee	(4)	(49)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(7,843)	(8,572)
Inventories	376	(2,912)
Prepaid expenses and other current assets	424	(1,429)
Due from related parties	748	151
Due from managers	1,430	-
Increase/(Decrease) in:
Accounts payable	651	3,771
Due to related parties	(22)	26
Accrued liabilities	(1,624)	957
Due to managers	4,320	2,984
Deferred revenue	(197)	(1,843)
Net cash provided by / (used in) Operating Activities	20,120	61,087

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(116,679)	(115,896)
Cash proceeds from vessel sales (Note 5)	7,656	-
Hull and machinery insurance proceeds	-	304
Net cash provided by / (used in) Investing Activities	(109,023)	(115,592)

Cash Flows from Financing Activities:
Proceeds from bank loans and leases	95,936	129,984
Loan and lease prepayments and repayments	(5,190)	(108,722)
Financing fees paid	(737)	(569)
Proceeds from issuance of common stock	51,454	-
Offering expenses paid related to the issuance of common stock	(900)	-
Refund of financing premia	-	1,247
Offering expenses paid related to secondary offerings	-	(439)
Net cash provided by / (used in) Financing Activities	140,563	21,501

Net increase/(decrease) in cash and cash equivalents and restricted cash	51,660	(33,004)
Cash and cash equivalents and restricted cash at beginning of period	195,762	273,500

Cash and cash equivalents and restricted cash at end of period	$247,422	$240,496
Cash paid during the period for:
Interest	$23,575	$27,774

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.  Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk’s common shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol “SBLK” (primary listing).  As part of the Songa Vessel Purchase Transaction, as defined below, on July 16, 2018, Star Bulk’s common shares also commenced trading on the Oslo Stock Exchange (secondary listing) under the ticker “SBLK R.” The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.  Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

As of June 30, 2018, the Company owned a modern fleet of 74 dry bulk vessels consisting primarily of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,055 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 8,208,918 dwt. Additionally, through its newly established subsidiary, Star Logistics, as further described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), during the six-month period ended June 30, 2018 the Company chartered-in a number of third-party vessels on a short to medium term basis (usually not exceeding one year) to increase its operating capacity in satisfying its clients’ needs.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.  Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the 2017 Annual Report.  The balance sheet as of December 31, 2017 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2017 Annual Report.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2017 Annual Report.  There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2018, except for the following:

Revenue from Contracts with Customers (“Topic 606”)

As further described in Note 2t of the Company’s consolidated financial statements included in its 2017 Annual Report, the Company generates its revenues from charterers for the charterhire of its vessels under time charter agreements, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate, or voyage charter agreements, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified freight rate per ton.

Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer.  The Company’s time charter agreements are classified as operating leases.  Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee and collection of the related revenue is reasonably assured.  Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance related to leases.

In May 2016, the FASB issued their final standard on revenue from contracts with customers.  The standard, which was issued as ASU 2014-09 (Topic 606 or ASC 606) by the FASB, and as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance.  The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company adopted the provisions of ASC 606 on January 1, 2018.

Voyage contracts are considered service contracts that fall under the provisions of ASC 606. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, the revenue is recognized on a straight line basis over the voyage days from the commencement of the loading of cargo to completion of its discharge. Prior to the adoption of ASC 606, revenue from voyage contracts was recognized from the later of the discharge of the prior voyage or the contract date of the current voyage, until the discharge of the current voyage. The effect of this change is presented below.

Demurrage income, which is included in voyage revenues, represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the periods ended June 30, 2018 and 2017 was not material.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

The following table shows the revenues earned from time charters and voyage charters for the six months ended June 30, 2018:

Six Months Ended June 30, 2018

Time charters	$152,079
Voyage charters	99,029
Pool revenues	2,553
$253,661

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port expenses and agency fees related to the voyage. Before the adoption of ASC 606, brokerage commissions were expensed over the related charter period, while the remaining voyage expenses were expensed as incurred. Charter-in hire expense and the related commissions for chartering-in the respective vessels, were also expensed ratably on a straight line basis over the period of the respective charter agreement. Following the adoption of ASC 606 and the implementation of ASC 340-40 Other assets and deferred costs for contract costs, these costs are considered contract fulfilment costs because they are directly related to the performance of the voyage contract. Those costs are expensed with the exception of those contract fulfilment costs incurred prior to the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines they are directly related to a contract and are recoverable and they enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract. These capitalized contract fulfilment costs are recorded as an Other current asset and are amortized on a straight-line basis as the related performance obligations are satisfied.

The Company adopted ASC 606 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018.

As evidenced in the tables below, following the adoption of the new revenue standard in 2018, as of June 30, 2018, the Company has deferred revenue of $3,798 and has deferred expenses of $2,561 (consisting of $1,151 of voyage expenses and $1,410 of charter-in hire expenses) which will be reflected in the Company’s earnings when the corresponding voyages are performed. Out of the $2,561 of such deferred expenses, an amount of $1,229 relates to ballasting cost incurred by chartered-in vessels during backhaul voyages (Pacific-Atlantic) that were considered directly related to the corresponding fronthaul voyages (Atlantic – Pacific) that are expected to take place during subsequent fiscal quarters in 2018.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

The following table presents the impact of the adoption of ASC 606 on the Company’s consolidated balance sheet as at June 30, 2018:

	As of June 30, 2018
	As Reported	Balances without Adoption of ASC 606	Effect of Change
Assets
Trade accounts receivable	$24,708	$27,212	$(2,504)
Other current assets	5,638	3,098	2,540
Liabilities
Deferred revenue	6,523	5,231	(1,292)
Accrued liabilities	11,475	11,495	20

As of June 30, 2018, trade accounts receivable increased by $6,187, and deferred revenue decreased by $706 since December 31, 2017. These changes were mainly attributable to timing of collections.

The following table presents the impact of the adoption of ASC 606 on the Company’s consolidated statement of operations for the six-month period ended June 30, 2018:

	For the six months ended June 30, 2018
	As Reported	Balances without Adoption of ASC 606	Effect of Change
Voyage revenues	$253,661	$253,922	$(261)
Voyage expenses	42,586	42,722	136
Charter-in hire expenses	40,763	42,173	1,410
Net income/(loss)	20,628	19,343	1,285

Earnings/(Loss) per share, basic	$0.32	$0.30	$0.02
Earnings/(Loss) per share, diluted	$0.32	$0.30	$0.02

The following table presents the cumulative effect of changes made to the Company’s opening consolidated balance sheet on January 1, 2018 for the adoption of ASC 606:

	December 31, 2017	Effect of Adoption of ASC 606	January 1, 2018
Assets
Trade accounts receivable	$18,521	$(2,383)	$16,138
Other current assets	5,157	1,660	6,817
Liabilities
Deferred revenue	7,229	(1,137)	8,366
Accrued liabilities	10,521	3	10,518
Stockholders' Equity
Accumulated deficit	(1,036,303)	(1,857)	(1,038,160)

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

Under ASC 606, unearned charter hire revenue represents the consideration received for undelivered performance obligations. The Company recorded $8,366 as unearned revenue on voyages in progress as of January 1, 2018, all of which was recognized in earnings in the six month period ended June 30, 2018 as the performance obligations were satisfied in that period.

Statement of Cash Flows (230)

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (230): Restricted Cash”.  The amendments in this Update require that a statement of cash flows explains the change during the period in the total amount of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this accounting standard update as of January 1, 2018, and this presentation was applied retrospectively to all periods presented as required by the guidance. As a result an amount of $10,425 and $11,420 of current and non-current restricted cash, respectively, has been aggregated with the $218,651 cash and cash equivalents and presented as cash and cash equivalents and restricted cash in the statement of cash flows for six-month period ended June 30, 2018. Similarly, an amount of $12,120 and $8,420 of current and non-current restricted cash, respectively, has been aggregated with the $226,882 cash and cash equivalents in the end-of-period line item at the bottom of the statements of cash flows for six-month period ended June 30, 2017.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments” addressing specific cash flow issues with the objective of reducing the existing diversity in practice. The pronouncement was effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU on January 1, 2018. The impact of the adoption of this amended guidance did not have a material effect on the Company’s interim condensed consolidated financial statements.

Derivatives & Hedging:

In the second quarter of 2018, the Company applied a fair value accounting hedge designation as further discussed in Note 13. As a result, the Company’s updated policy on derivatives and hedging, compared to the policy discussed in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report, is outlined below.

i)	Derivative Financial Instrument:

The Company enters into derivative or nonderivative financial instruments to manage risks related to fluctuations of interest rates and foreign currency exchange rates.

All derivatives are recorded on the Company’s balance sheet as assets or liabilities and are measured at fair value.  The valuation of interest rate swaps is based on Level 2 observable inputs of the fair value hierarchy, such as interest rate curves. The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings.

For the purpose of hedge accounting, hedges are classified as:

•
fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability, or an unrecognized firm commitment, that are attributable to a particular risk, including foreign currency risk;

•
cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect earnings; or

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

•	hedges of a net investment in a foreign operation. This type of hedge is not used by the Company.

In case the instruments are eligible for hedge accounting, at the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows or fair value attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in cash flows or fair value and are assessed at each reporting date to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

Fair value hedges

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment that are attributable to a particular risk.

The change in the fair value of a hedging instrument is recognized in the accompanying consolidated statement of operations. The change in the fair value of the hedged item attributable to the risk hedged, is recorded as a part of the carrying value of the hedged item and is also recognized in the accompanying consolidated statement of operations.

For fair value hedges, in which a nonderivative is used as hedging instrument for foreign currency risk hedges of unrecognized firm commitments, the hedging instrument is re- measured based on the movement in functional currency cash flows attributable to the change in spot exchange rates between the functional currency and the currency in which the nonderivative hedging instrument is denominated.  An asset or liability is recorded for the unrecognized firm commitment, which equals the foreign exchange gain or loss that is recorded in earnings as a result of the hedge relationship. The resulting asset or liability will eventually be treated as part of the consideration when the firm commitment contract is finally completed.

Cash Flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect earnings.

For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive income / (loss)” and is subsequently recognized in earnings when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net.”

Derecognition

The Company discontinues prospectively fair value or cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow or fair value hedge.  As part of a cash flow hedge, at the time the hedging relationship is discontinued, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring.  When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings.  If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified and recognized in earnings for the year.  Similarly, as part of a fair value hedge, if the hedged item is derecognized, the unamortized fair value is recognized immediately in earnings.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

ii)	Forward Freight Agreements and Bunker Swaps:

In addition, from time to time, the Company may take positions in derivative instruments including freight forward agreements, or FFAs.  Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time.  Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period.  The Company measures the fair value of all open positions at each reporting date on this basis (Level 2).  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum.  FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods.  All of the FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH), Singapore Exchange (SGX) or Nasdaq.  The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the accompanying consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps.”

Also, from time to time, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels.  Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance.  The Company’s bunker swaps do not qualify for hedge accounting and are settled through reputable clearing houses, including LCH.  The fair value of bunker swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 2).  Bunker price differentials paid or received under the swap agreements are recognized under “(Gain)/Loss on forward freight agreements and bunker swaps”.

Recent Accounting pronouncements – not yet adopted:

Leases (Topic 842): As disclosed in the Company’s 2017 Annual Report, in February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842).” ASU 2016-02 will apply to both types of leases capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842) – Targeted Improvements,” as part of which targeted improvements were made to the accounting standards that provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes. The Company intends to apply the alternative transition method and intends to elect the practical expedient for lessors for presentation purposes. Early adoption is permitted. The Company does not intend to early adopt the provisions of this guidance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements. Based on the Company’s preliminary assessment, the effect of this guidance is not expected to be material.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

Fair Value Measurement (Topic 820): In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2018 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets

	December 31, 2017	June 30, 2018
Due from related parties
Oceanbulk Maritime S.A. and its affiliates	$107	$-
Sydelle Marine Limited	44	-
Product Shipping & Trading S.A	-	15
Starocean Manning Philippines Inc.	80	65
Due from related parties	$231	$80

Due to related parties
Combine Marine Ltd.	$-	$8
Management and Directors Fees	229	138
Sydelle Marine Limited	-	47
Managed Vessels of Oceanbulk Shipping LLC	-	62
Due to related parties	$229	$255

Statements of Operations

	Six months ended June 30,
	2017	2018
Voyage expenses-Interchart	$(1,650)	$(1,650)
Executive directors consultancy fees	(250)	(262)
Non-executive directors compensation	(72)	(72)
Office rent - Combine Marine Ltd. & Alma Properties	(19)	(19)
Voyage revenues - profit sharing agreement-Sydelle Marine Limited	(159)	(4)

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	June 30, 2018
Lubricants	$7,604	$8,348
Bunkers	11,741	13,909
Total	$19,345	$22,257

5.	Vessels and other fixed assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	June 30, 2018
Cost
Vessels	$2,184,841	$2,349,022
Other fixed assets	2,015	2,016
Total cost	2,186,856	2,351,038
Accumulated depreciation	(411,775)	(455,018)
Vessels and other fixed assets, net	$1,775,081	$1,896,020

As of June 30, 2018, 63 of the Company’s 74 owned vessels, having a net carrying value of $1,419,646, were subject to first-priority mortgages as collateral to the Company’s loan facilities (Note 7).  In addition, all eleven of the Company’s bareboat chartered vessels, having a net carrying value of $476,374 as of June 30, 2018, were pledged as collateral under the Company’s bareboat charter agreements.

Vessels acquired / delivered / disposed of during the six-month period ended June 30, 2017

Delivery of newbuilding vessels:

(i)
On March 1, 2017 and March 28, 2017, the Company took delivery of the Newcastlemax vessels Star Virgo (ex-HN 1371) and Star Ariadne (ex-HN 1360), respectively, which as further described in the 2017 Annual Report, are financed under bareboat charters with CSSC (Hong Kong) Shipping Company Limited, or CSSC, and are accounted for as capital leases.

(ii)
On March 2, 2017, the Company entered into agreements to acquire two modern Kamsarmax dry bulk vessels, Star Charis and Star Suzanna, from a third party for $15,150 per vessel. Each of the vessels was built with high specifications at Jiangsu New Yangzijiang in 2013. Star Charis was delivered to the Company on March 22, 2017, and Star Suzanna was delivered to the Company on May 15, 2017. On June 23, 2017, the Company executed a new loan agreement with ABN AMRO Bank N.V. for an aggregate principal amount of $30,844, $16,000 of which was drawn in June 2017, in order to partially finance the two vessels.

(iii)
On June 2, 2017, the Company entered into an agreement to acquire Diva, a Supramax vessel, built at Jiangsu Hantong Ship Heavy Industry Co.,Ltd. in 2011, for a purchase price of $10,500. The vessel was delivered to the Company on July 24, 2017 and replaced the sold vessel Star Eleonora as a pledged vessel under the DNB $120,000 Facility (Note 7).

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Vessels and Other Fixed Assets, Net - continued:

Sale of vessels:

On February 9, 2017, the Company entered into an agreement with a third party to sell the vessel Star Eleonora. The vessel was delivered to its new owner in March 2017 and the resulting loss on sale is reflected in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2017 under (Gain)/Loss on sale of vessels.

Vessels acquired/delivered during the six-month period ended June 30, 2018

Delivery of newbuilding and secondhand vessels:

On January 3, 2018 and March 26, 2018, the Company took delivery of the Newcastlemax vessels Star Eleni (ex HN 1342) and Star Magnanimus (ex-HN 1361) which, as further described in the 2017 Annual Report, were financed under bareboat leases with CSSC (Hong Kong) Shipping Company Limited, or CSSC which leases, among others, require the Company to acquire each underlying vessel at a specified price upon the completion of its bareboat term.

In addition, on May 14, 2018, the Company took delivery of the Newcastlemax vessel Star Leo (ex- HN 1343), built at Shanghai Waigaoqiao Shipbuilding Co., Ltd. (“SWS”). In order to finance the delivery installment of the vessel of $35,708, on May 2, 2018, the Company entered into an agreement to sell the vessel and simultaneously entered into a bareboat charter party contract with CSSC, an affiliate of SWS, a Chinese shipyard, to bareboat charter the vessel for ten years upon delivery of the vessel from the shipyard.  Pursuant to the terms of the bareboat charter, CSSC provided $30,000 for the construction cost of the vessel, to partially finance the delivery installment to the shipyard, and the Company pays CSSC a daily bareboat charter hire rate in monthly installments consisting of a fixed and a variable amount. The difference between the sale price of the vessel and the finance amount of $30,000 was considered to be upfront hire and was agreed to be set-off against part of the sale price. Under the terms of the bareboat charter, the Company has the option to purchase the vessel at any time after vessel’s delivery, such option being exercisable on a monthly basis against pre-determined, amortizing prices, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of approximately $9,000. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, the Company will own the vessel.

Financing through bareboat leases

As of June 30, 2018, the Company was party to eleven bareboat leases which leases, among others, require the Company to acquire each underlying vessel at a specified price upon the completion of its bareboat term and as a result, vessels subject to these bareboat leases were recognized as fixed assets in the Company’s balance sheet. Four of these bareboat leases relate to Ultramax vessels (Idee Fixe, Roberta, Laura and Kaley) and seven relate to Newcastlemax vessels (Star Marisa, Star Libra, Star Virgo, Star Ariadne, Star Eleni, Star Magnanimus and Star Leo). The interest expense on the financial liability related to these leases for the six-month periods ended June 30, 2017 and 2018 was $5,805 and $8,905, respectively, and is included within “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of operations. As of June 30, 2018, the gross amount recognized for the vessels under bareboat leases was $504,956 with accumulated depreciation of $28,582. The principal payments required to be made after June 30, 2018 for the outstanding lease obligations are as follows:

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Vessels and Other Fixed Assets, Net - continued:

Twelve month periods ending	Amount
June 30, 2019	$43,820
June 30, 2020	45,658
June 30, 2021	45,085
June 30, 2022	44,976
June 30, 2023	64,084
June 30, 2024 and thereafter	195,444
Total capital lease minimum payments	$439,067
Unamortized debt issuance costs	101
Total lease commitments, net	$438,966
Excluding bareboat interest	117,722
Lease commitments – current portion	23,199
Lease commitments – non-current portion	298,045

No impairment charge was deemed necessary for the period ended June 30, 2018.

6.	Advances for vessels under construction and acquisition of vessels:

	December 31, 2017	June 30, 2018

Pre-delivery yard installments and Fair value adjustment	$30,402	$-
Shares issued for OCC Vessels	-	42,962
Bareboat capital leases – upfront hire & handling fees	10,460	1,044
Capitalized interest and finance costs	4,753	318
Other capitalized costs	2,959	159
Advances for secondhand vessels	-	1,997
Total	$48,574	$46,480

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Advances for vessels under construction and acquisition of vessels - continued:

On June 28, 2018 the Company closed the previously announced acquisition of three newbuilding Newcastlemax dry bulk vessels (“OCC Vessel Purchase Transaction”), from Oceanbulk Container Carriers LLC (“OCC”), an entity affiliated with Oaktree Capital Management, L.P. (“Oaktree”) and with family members of our CEO, Mr. Petros Pappas (“Pappas Shareholders”). The final consideration for the OCC Vessel Purchase Transaction was 3,304,735 common shares of the Company. The three vessels are being constructed at SWS, with expected delivery dates in the first half of 2019. CSSC (Hong Kong) Shipping Company Limited has agreed to provide up to $104,400 to finance the remaining $103,844 capital expenditure of the three vessels via a ten-year capital lease. Pursuant to the terms of each bareboat charter, CSSC will provide up to $34,800 for the construction cost of each of the three newbuilding vessels, for the third and the fourth (delivery) installment to the shipyard, and the Company pays CSSC each month a daily bareboat charter hire rate consisting of a fixed and a variable amount.  Under the terms of the bareboat charter, the Company has the option to purchase each of the vessels at any time after each vessel’s delivery, such option being exercisable on a monthly basis against pre-determined, amortizing prices whilst it has a respective obligation of purchasing each of the vessels at the expiration of each bareboat charter term at a purchase price of approximately $10,440. Upon the earlier of the exercise of the purchase option or the expiration of each bareboat charter, the Company will acquire the vessels. The OCC Vessel Purchase Transaction was accounted for as an asset acquisition, with the cost of the advances acquired, in exchange for 3,304,735 common shares of the Company as mentioned above, being determined by reference to the Company’s closing share market price on June 28, 2018 of $13.00 per share.

In addition, in connection with the acquisitions of the Songa Vessels and the Augustea Vessels, which were concluded in the third quarter of 2018 as further disclosed in Note 14, as of June 30, 2018 the Company has incurred expenses of $1,997 which were capitalized to the “Advances for vessels under construction and acquisition of vessels” in the accompanying balance sheet as of June 30, 2018.

7.	Long-term Debt:

Details of the Company’s credit facilities and debt securities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report and are supplemented by the below new activities.

New Financing Activities

i)
On April 19, 2018, the Company entered into a loan agreement with the National Bank of Greece for the refinancing of the Commerzbank $120,000 Facility (as defined in 2017 Annual Report). On May 3, 2018 the Company drew $30,000 under the new facility (the “NBG $30,000 Facility”), which was used along with cash on hand to fully repay the $34,726 that remained outstanding under the Commerzbank $120,000 Facility. Upon the completion of the refinancing, unamortized debt issuance costs of $21 related to the Commerzbank $120,000 Facility were written off. The NBG $30,000 Facility is secured by a first priority mortgage on the vessels previously pledged under Commerzbank $120,000 Facility (Star Aurora, Star Gamma, Star Delta, Star Epsilon, Star Theta and Star Iris). The NBG $30,000 Facility matures on December 31, 2022 and is repayable in 19 equal quarterly installments of $950, commencing in August 2018, and a final balloon payment of $11,950, payable together with the last installment.

ii)
In April 2018, the Company entered into a committed term sheet with DNB Bank ASA, or the “DNB $310,000 Facility”, for approximately $310,000, of which a tranche of $240,000 will be used to refinance the remaining aggregate outstanding amount under the ABN $87,458 Facility, the DNB-SEB-CEXIM $227,500 Facility, the DNB $120,000 Facility, the Deutsche Bank AG $39,000 Facility and the ABN AMRO Bank N.V. $30,844 Facility, respectively. The loan will be secured by a first priority mortgage on the vessels previously pledged under the refinanced facilities. The drawdown of the tranche of $240,000 is expected to be consummated in the third quarter of 2018 and will be repayable in 20 equal quarterly installments of $8,696 and a balloon payment along with the last installment in an amount of $66,087. The tranche of $70,000, which will be used for working capital purposes and is expected to be drawn down in the end of the third quarter of 2018, will be repayable in 12 quarterly installments, each being equal to 5.55% of that tranche and the remaining balance will be repaid in the form of a balloon installment at the final repayment date. The completion of the transaction is subject to the execution of customary definitive documentation.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Long-term Debt - continued:

iii)
In April 2018, the Company entered into a committed term sheet with ING Bank N.V., London Branch for a loan of $45,000, or the “ING $45,000 Facility,” to refinance the outstanding amount under the Deutsche Bank $85,000 Facility. The drawdown of the facility is expected to be consummated in the end of the third quarter of 2018 and will be repayable in 28 equal quarterly installments of $937.5 and a balloon payment along with the last installment in an amount of $18,750. The facility will be secured by a first priority mortgage on the vessels previously pledged under the refinanced Deutsche Bank $85,000 Facility. The completion of the transaction is subject to the execution of customary definitive documentation.

iv)
In April 2018, the Company entered into a committed term sheet with Citibank N.A., London Branch for $130,000, or the “Citi $130,000 Facility,” to refinance in full the approximately $65,000 outstanding under the Citi Facility and provide approximately $65,000 to refinance the existing indebtedness of five of the Augustea Vessels. The total loan amount is expected to be drawn in the end of the third quarter of 2018 and will be repayable in 20 equal quarterly installments of $3,650 each, and a balloon payment along with the last installment in an amount of $57,000. The Citi $130,000 Facility will be secured by a first priority mortgage on the vessels previously pledged under the refinanced Citi Facility and the 5 applicable Augustea Vessels. The completion of the transaction is subject to the execution of customary definitive documentation.

v)
In June 2018, the Company entered into a committed term sheet with Credit Agricole Corporate and Investment Bank for a loan of $43,000, or the “Credit Agricole $43,000 Facility” to refinance the outstanding amount under the Credit Agricole $70,000 Facility. The loan documentation was executed and the amount was drawn in August 2018. The facility is secured by the two vessels previously securing the Credit Agricole $70,000 Facility and was drawn in two tranches, each being repayable in 20 equal quarterly installments of $625 and a balloon payment along with the last installment in an amount of $9,000.

The Company’s credit facilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to secured loans (the security cover ratio or “SCR”);
•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum EBITDA to interest coverage ratio;
•	a minimum liquidity; and
•	a minimum market value adjusted net worth.

In addition, the supplemental agreements the Company entered into in connection with the restructuring of its debt (the “Supplemental Agreements”) impose certain restrictions on the Company and specify a quarterly cash sweep mechanism for excess cash generated to be applied towards the payment of deferred principal payments owed from June 1, 2016 through June 30, 2018 under the Company’s loan agreements (the “Deferred Amounts”). For a description of the restructuring, including the covenants, other limitations and the cash sweep mechanism placed upon the Company under the Supplemental Agreements, see “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – The Restructuring Transactions” in the 2017 Annual Report. In February 2018, the Company paid $35,632 to all parties under its Supplemental Agreements, as further described in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report, representing the excess cash resulting from the cash sweep mechanism as of December 31, 2017.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Long-term Debt - continued:

On December 28, 2017 the Company announced that in light of its improved performance and the dry bulk market in general, it was planning to make debt principal repayments that are in total at least equivalent to the amortization payments scheduled prior to the commencement of debt amortization holidays for the first and second quarter 2018, starting from January 1, 2018, under the cash sweep mechanism incorporated in its loan agreements. As a result an amount of $30,000 and $22,723 was repaid in May 2018 and July 2018, respectively.

As of December 31, 2017 and June 30, 2018, the Company was required to maintain minimum liquidity, not legally restricted, of $51,359 and $52,463, respectively, which is included within “Cash and cash equivalents” in the accompanying consolidated balance sheets.  In addition, as of December 31, 2017  and June 30, 2018, the Company was required to maintain a minimum liquidity, legally restricted, of $15,589 and $21,845, which is included within “Restricted cash” in the accompanying consolidated balance sheets.

Under all loan agreements, the Company is not allowed to pay dividends until all Deferred Amounts have been repaid in full. Additionally, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution. As of December 31, 2017 and June 30, 2018, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the Company’s senior unsecured notes due 2022 (the “2022 Notes”).

The principal payments required to be made after June 30, 2018 for all of the then-outstanding bank debt, are as follows:

Twelve month periods ending	Amount
June 30, 2019	$119,657
June 30, 2020	76,026
June 30, 2021	129,711
June 30, 2022	69,772
June 30, 2023	80,772
June 30, 2024 and thereafter	210,317
Total Long term debt	$686,255
Unamortized debt issuance costs	6,438
Total Long term debt, net	$679,817
Current portion of long term debt	119,657
Long term debt, net	560,160

The current portion of long-term debt as of June 30, 2018, includes the following:

i) the scheduled loan repayments for the twelve month period ending June 30, 2019 according to the outstanding loan agreements (as amended with Supplemental Agreements),

ii) $22,723 prepaid in July 2018 under the cash sweep mechanism discussed above and

iii) the adjustment for the refinancing of Company’s facilities described above.

The 2022 Notes mature in November 2022 and are presented in the accompanying consolidated balance sheets as of June 30, 2018 net of unamortized deferred financing fees of $1,797.

For the six-month periods ended June 30, 2017 and 2018, the Company’s existing financing agreements bore interest at a weighted-average rate of approximately 4.58% and 5.40%, respectively.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Long-term Debt - continued:

All of the Company’s bank loans bear interest at LIBOR plus a margin.  The amounts of “Interest and finance costs” included in the accompanying consolidated unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six months ended June 30,
	2017	2018
Interest on long term debt and capital leases	$23,008	$28,691
Less: Interest capitalized	(1,260)	(468)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	473	73
Amortization of debt issuance costs	1,288	1,367
Other bank and finance charges	257	675
Interest and finance costs	$23,766	$30,338

In connection with the cancellation of certain loan commitments resulting from the sale of certain newbuilding vessels upon their delivery from the shipyard, $358 of unamortized deferred finance charges were written off and included under “Loss on debt extinguishment” in the accompanying unaudited interim condensed consolidated statements of operations for the six-month period ended June 30, 2017. In addition, in connection with the refinancing of the Commerzbank $120,000 Facility discussed above, $21 of the then unamortized debt issuance costs were written off and included under “Loss on debt extinguishment” in the accompanying unaudited interim condensed consolidated statements of operations for the six-month period ended June 30, 2018.

8.	Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s Preferred and Common Shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

Equity offerings: On February 2, 2017, the Company completed a private placement of 6,310,272 common shares, at a price of $8.154 per share (the “February 2017 Private Placement”), raised for general corporate purposes. The aggregate proceeds to the Company, net of private placement agent’s fees and expenses, were approximately $50,597. One of the Company’s significant shareholders, Oaktree and its affiliates, purchased a total of 3,244,292 of the common shares in the February 2017 Private Placement.

On June 29, 2018, a fund affiliated with Oaktree Capital Management, L.P. completed an underwritten offering of 5,000,000 common shares of the Company at a price of $13.10 per share. The Company did not sell any common shares and did not receive any proceeds as a result of this offering. However, the Company incurred in connection with this secondary offering, pursuant to the Company’s registration rights agreement (described in our Annual Report), offering expenses of $439 which are separately presented in the accompanying unaudited interim condensed consolidated statement of stockholders’ equity for the six-month period ended June 30, 2018.

9.	Other operational gain:

During the six-month period ended June 30, 2017, the Company recognized other operational gain of $2,461, mainly consisting of $2,141 resulting from a cash settlement of a commercial dispute, compared to $41 for the six-month period ended June 30, 2018.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.	Earnings / (Loss) per Share:

The computation of basic earnings/(loss) per share is based on the weighted average number of common shares outstanding for the six-months ended June 30, 2018 and 2017. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings/(loss) per share gives effect to stock awards, stock options and restricted stock units using the treasury stock method, unless the impact is anti-dilutive. Diluted earnings per share for the six-months ended June 30, 2018 does not include the effect of 104,250 non-vested share options outstanding as of that date, as that effect was anti-dilutive. Diluted net loss per share for the six-months ended June 30, 2017 does not include the effect of the 1,024,000 non-vested shares and of the 104,250 non-vested share options outstanding as that date, as their effect was anti-dilutive.

The Company calculates basic and diluted earnings / loss per share as follows:

	Six months ended June 30,
	2017	2018
Income / (Loss) :
Net income / (loss)	$(26,229)	$20,628

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	62,188,645	64,170,654
Basic earnings / (loss) per share	$(0.42)	$0.32

Effect of dilutive securities:
Dillutive effect of non vested shares	-	298,206
Weighted average common shares outstanding, diluted	62,188,645	64,468,860

Diluted earnings / (loss) per share	$(0.42)	$0.32

11.	Equity Incentive Plans:

Details of the Company’s Equity Incentive Plans and share awards granted up to December 31, 2017 are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

All non-vested shares and options vest according to the terms and conditions of the applicable agreements with the Company.  The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared.  The dividends with respect to these shares are forfeitable.  Share options have no voting or other shareholder rights.

On February 27, 2018, the Company’s Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”) and reserved for issuance 700,000 common shares thereunder. The terms and conditions of the 2018 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 396,500 restricted common shares were granted to certain of the Company’s directors and officers of which 253,500 restricted common shares vested on August 27, 2018, 71,500 restricted common shares vest on February 27, 2019 and the remaining 71,500 restricted common shares vest on February 27, 2021.  The fair value of each share was $12.49, based on the closing price of the Company’s common shares on February 27, 2018. In addition, on April 9, 2018, 276,000 restricted common shares were granted to the Company’s employees, all of which vested on August 27, 2018. The fair value of each share was $10.51, based on the closing price of the Company’s common shares on April 9, 2018.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.	Equity Incentive Plans - continued:

The Company currently expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest.  For the six-month periods ended June 30, 2017 and 2018, the total share-based compensation cost was $6,360 and $5,011, respectively, included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

A summary of the status of the Company’s non-vested share options and restricted shares as of June 30, 2018 and the movement during the six-month period ended June 30, 2018 is presented below.

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2018	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of June 30, 2018	104,250	$27.5	$7.0605

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2018	280,000	$8.09
Granted	672,500	11.68
Vested	(80,000)	4.35
Unvested as at June 30, 2018	872,500	$11.20

The estimated compensation cost relating to non-vested restricted share awards and share options not yet recognized was $3,771 and $263, respectively, as of June 30, 2018 and is expected to be recognized over the weighted average period of 0.76 years and 1.79 years, respectively.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Commitments and Contingencies:

a)	Commitments

The following table sets forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at June 30, 2018.

	Twelve month periods ending June 30,
+ inflows/ - outflows	Total	2019	2020	2021	2022	2023	2024 and thereafter
Future, minimum,non-cancellable charter revenue (1)	$76,604	$76,604	$-	$-	$-	$-	$-
Future, minimum, charter-in hire payments (2)	(14,659)	(14,659)	-	-	-	-	-
Vessel upgrades (3)	(121,368)	(105,925)	(15,443)	-	-	-	-
Bareboat commitments charter hire (4)	(152,498)	(5,214)	(12,782)	(12,630)	(12,479)	(12,319)	(97,074)
Total	$(211,921)	$(49,194)	$(28,225)	$(12,630)	$(12,479)	$(12,319)	$(97,074)

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of June 30, 2018, non-cancellable time and freight charter agreements, of $57,005 and $19,599 respectively, until their expiration, net of address commissions, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)
The amounts represent the Company’s commitments under the existing, as of June 30, 2018, charter-in arrangements (including non-cancellable time and freight charter agreements, of $13,451 and $1,208 respectively) for third party vessels.

(3)
During the six-month period ended June 30, 2018, the Company entered into commitments for vessel upgrades, the remaining amount of which is presented in the table above, for which the Company has secured partial financing.

(4)
The amounts represent the Company’s commitments under the bareboat lease arrangements representing the charter hire for the three vessels acquired as part of the OCC Vessel Purchase Transaction discussed in Note 6 above, which, as of June 30, 2018, were under construction.  The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 3-month LIBOR of 2.33575 % as of June 30, 2018.

b)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements and Hedging:

Fair value measurements

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.

Fair value on a recurring basis:

Interest rate swaps

Details of the Company’s interest rate swap are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report. Major terms are summarized below:

Counterparty	Designed as accounting hedge	Inception	Expiry	Fixed Rate	Notional amount June 30, 2018
HSH - Star Challenger	Yes	September 30, 2014	September 28, 2018	1.7650%	6,094
HSH - Star Fighter	Yes	September 30, 2014	September 28, 2018	1.7650%	6,271
Credit Agricole - Star Borealis	Yes	November 10, 2014	August 9, 2018	1.7200%	20,044
Credit Agricole - Star Polaris	Yes	August 11, 2014	November 9, 2018	1.7050%	21,133
Total					$53,542

The amount recognized in “Other comprehensive income/(loss)” is derived from the effective portion of unrealized gains/losses from cash flow hedges.

An amount of approximately $788 is expected to be reclassified into earnings during the following 12-month period when realized.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements and Hedging - continued:

Fair value measurements - continued

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the year ended December 31, 2017 and the six-month period ended June 30, 2018, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indexes.  The results of the Company’s FFAs for the six-month periods ended June 30, 2017 and 2018 and the valuation of the Company’s open positions as at December 31, 2017 and June 30, 2018 are presented in the tables below.

During the year ended December 31, 2017 and the six-month period ended June 30, 2018, the Company also entered into a certain number of bunker swaps.  The results of the Company’s bunker swaps for the six-month periods ended June 30, 2017 and 2018 and the valuation of the Company’s open positions as at December 31, 2017 and June 30, 2018 are presented in the tables below.

The amounts of Gain / (Loss) on derivative financial instruments, forward freight agreements and bunker swaps recognized in the accompanying unaudited interim condensed consolidated statements of operations, are analyzed as follows:

	Six months ended June 30,
	2017	2018
Consolidated Statement of Operations
Gain/(loss) on derivative financial instruments, net
Unrealized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	$1,642	$140
Realized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	(1,542)	(141)
Total Gain/(loss) on derivative financial instruments, net	$100	$(1)

Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 7)	(473)	(73)
Total Gain/(loss) recognized	$(473)	$(73)

Gain/(loss) on forward freight agreements and bunker swaps
Realized gain/(loss) on bunker swaps	(500)	1,580
Realized gain/(loss) on forward freight agreements	-	71
Unrealized gain/(loss) on forward freight agreements	(41)	(1,097)
Unrealized gain/(loss) on bunker swaps	-	1,446
Total Gain/(loss) recognized	$(541)	$2,000

In relation to the above interest rate swap agreements designated as cash flow hedges and the corresponding amount recorded in “Accumulated other comprehensive income / (loss)” as of June 30, 2018, and in accordance with ASC 815 “Derivatives and Hedging - Timing and Probability of the Hedged Forecasted Transaction,” the management of the Company considered the creditworthiness of its counterparties and the expectations of the forecasted transactions and determined that no events have occurred that would make the forecasted transaction not probable.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements and Hedging - continued:

Fair value hedge designation

In order to mitigate its exposure to the foreign currency risk arising from its commitment for vessel upgrades denominated in Euro discussed in Note 12 above, in early April 2018 the Company converted some of its cash held in US dollars to Euro at an amount to cover 100% of its fixed orders for vessel upgrades and approximately 50% of its optional orders for vessel upgrades. The total amount of Euro converted is approximately €40.0 million of which approximately €20.5 million is related to the fixed orders. This amount will be held until the payments under the contracts for upgrades (or “unrecognized firm commitment”) are made. The Euro conversions corresponding to the fixed orders were designated, on April 3, 2018, as a fair value hedge with the portion of the unrecognized firm commitment corresponding to the fixed orders being the “hedged item” and the Euro deposits corresponding to the fixed orders being the “Hedging Instrument”. Because the critical terms (currency, timing, notional amounts) of the hedged item and the hedging instrument match in all material respects, the hedge is considered to highly offset changes in the fair value of the unrecognized firm commitment attributable to changes in the USD/Euro exchange rates. The foreign exchange losses recognized from the remeasurement of the total Euro conversions discussed above as of June 30, 2018 were $2,794 and are included in “Interest and other income/loss” in the accompanying statement of operations. The cumulative amount of fair value hedging adjustment that is attributable to the aforementioned hedge as of June 30, 2018 was $1,405 and is reflected within “Vessels and other fixed assets, net” in the accompanying balance sheet with the corresponding gain of $1,405 recognized from April 3, 2018 to June 30, 2018 being recorded within “Interest and other income/loss” in the accompanying statement of operations. The ineffective portion of the aforementioned hedge as of June 30, 2018 was $39 and is reflected within “Interest and other income/loss” in the accompanying statement of operations. As of June 30, 2018 the Company has used approximately Euro 5.1 million for payments under the vessel contracts for upgrades.

Since the hedging designation date and up to June 30, 2018, there has been no change to the critical terms, nor to the creditworthiness of the counterparties nor is any other change foreseen that would affect this hedging designation.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2017 and June 30, 2018 based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements and Hedging - continued

	Significant Other Observable Inputs (Level 2)
	December 31, 2017		June 30, 2018
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - asset position	$17	-	$-	-
Bunker swaps - asset position	60	-	1,507	-
Interest rate swaps - asset position	-	-	-	130
Total	$77	-	$1,507	130
LIABILITIES
Forward freight agreements - liability position	$-	-	$1,080	-
Bunker swaps - liability position	-	-	-	-
Interest rate swaps - liability position	609	16	-	-
Total	$609	16	$1,080	-

The carrying values of temporary cash investments, restricted cash, accounts receivable, other current assets, accrued liabilities, due from/to related parties, due to managers and accounts payable approximate their fair value due to the short-term nature of these financial instruments.  The fair value of long-term bank loans and bareboat leases, bearing interest at variable interest rates, approximates their recorded values as of June 30, 2018.

The 2022 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKZ), is approximately $51,266 as of June 30, 2018.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Subsequent Events:

a)	Vessel Acquisitions

i)
On July 6, 2018 the Company consummated the previously announced acquisition of 15 operating dry bulk vessels (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) for 13,725,000 of its common shares (the “Songa Consideration Shares”) and $145,000 in cash (the “Songa Vessel Purchase Transaction”). The cash portion of the consideration was financed through proceeds of a new five-year capital lease of $180,000 with China Merchants Bank Leasing, which provided the Company with approximately $35,000 of additional liquidity. Following the closing of the Songa Vessel Purchase Transaction, Mr. Arne Blystad was appointed to the Company’s Board of Directors as Class C Director and Mr. Herman Billung joined the Company’s management team as Senior Vice President. As part of this transaction, the Company’s common shares commenced trading on the Oslo Stock Exchange under the ticker “SBLK R” on July 16, 2018. The Songa Consideration Shares will be restricted from trading in the U.S. for a period of six months following the distribution of the Songa Consideration Shares to the shareholders of Songa unless they are sold pursuant to a transaction exempt from, or not subject to, registration under the Securities Act of 1933, as amended (the “Act”). The offer and sale of the Songa Consideration Shares will not be registered under the Act, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act.

ii)
On August 3, 2018, the Company consummated the previously announced acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction (the “Augustea Vessel Purchase Transaction”). An entity affiliated with family members of the Company’s CEO, Mr. Petros Pappas, is a passive minority investor in three of the Augustea Vessels. Following the completion of this transaction, Mr. Raffaele Zagari was appointed to the Company’s Board of Directors. The final consideration for the Augustea Vessel Purchase Transaction was 10,277,335 common shares of the Company. As part of this transaction, the Company assumed debt of approximately $309.0 million.

iii)
On August 27, 2018 the Company entered into a purchase agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG (“E.R.”  or “Sellers” ), pursuant to which the Company will acquire three operating dry bulk vessels (the “Step 1 Vessels”) within 2018 ( the “Step 1 Acquisition”), and options to acquire additional four operating dry bulk vessels (the “Step 2 Vessels” and, together with the Step 1 Vessels, the “E.R Vessels”) in 2019 (the “Step 2 Acquisition”). Subject to agreeing to a three party novation agreement with charterers and E.R., any charterparties existing at the time of the deliveries of each of the E.R. Vessels is expected to be novated to the Company. The Step 1 Vessels consisted of two Capesize and one Supramax vessel and the Step 2 Vessels consisted of four Capesize vessels.

The Step 1 Vessels will be acquired for an aggregate of approximately 1.34 million common shares of Star Bulk (the “Step 1 Consideration Shares”) and $41.70 million in cash. The Step 1 Consideration Shares to be issued is subject to adjustments for the Company’s cash, debt and remaining capital expenditures as of one business day prior to the delivery date of each of the Step 1 Vessels. The cash portion of the consideration for Step 1 Vessels will be financed through proceeds of a new five-year term loan of $41.0 million from a major European commercial bank.

In relation to the  Step 2 Vessels, the Sellers have  granted the Company a separate call option to acquire each of the four Step 2 Vessels for an aggregate exercise price of $115.39 million or $28.85 million per Step 2 Vessel (the “Call Options”),  exercisable on April 1, 2019. Concurrently, the Company has granted E.R. a separate put option to acquire each of the four Step 2 Vessels with an aggregate exercise price of $105.39 million or $26.35 million per Step 2 Vessel (the “Put Options”) exercisable by E.R. from April 2, 2019 to April 4, 2019 (inclusive), if the Company does not exercise the Call Options. The aggregate exercise price of the Call and Put Options is payable at the option of the Company in either, 2/3 cash and 1/3 common shares of Star Bulk (the “Step 2 Consideration Shares”) or 100% cash. The number of Step 2 Consideration Shares to be issued to E.R. (if any) will be determined on the basis of the net asset value of the Company, which will be based on the average vessel valuations by independent vessel appraisers as of March 31, 2019 and will be subject to adjustments for the Company’s cash, debt and remaining capital expenditures as of one business day prior to the delivery date of each of the Step 2 Vessels.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Subsequent Events - continued:

This transaction is collectively herein referred to as “E.R. Vessel Purchase Transaction”.

The deliveries of Step 1 Vessels and Step 2 Vessels (subject to the exercise of the Call or Put Option) remain also subject to customary closing conditions, including the novation of any existing charter parties of the Vessels. The Company expects to take delivery of Step 1 Vessels in the fourth quarter of 2018, while Step 2 Vessels deliveries, subject to the exercise of the Call or Put Option, are expected to take place between early April and mid July 2019.

b)	Financing Activities

i)
In July, 2018, the Company entered into a committed term-sheet with HSBC Bank plc for a loan of $80,000 (or the “HSBC $80,000 Facility”), to refinance the full amounts outstanding under the HSBC $86,600 Facility and the HSH $64,500 Facility (each as defined in the 2017 20-F). The loan will be secured by a first priority mortgage on the vessels previously pledged under the two refinanced facilities. The Company expects to draw down the loan amount of $80,000 in the end of the third quarter of 2018. The loan will be repayable in 20 equal quarterly installments of $2,400 and a balloon payment along with the last installment in an amount of $32,400. The completion of the transaction is subject to the execution of customary definitive documentation.